# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlas Energy Solutions Inc., CIK 0001984060
CUSIP: 642045108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 5918 W. Courtyard Drive, Suite 500, Austin, Texas (TX), 78730
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0001193125-23-255078
Filed by CIK 0001079492
Persons authorized to receive notices and communications: Douglas E. McWilliams, 200 West 6th Street, Suite 2500, Austin, Texas (TX), 78701, (512) 542-8400; Thomas G. Zentner, 200 West 6th Street, Suite 2500, Austin, Texas (TX), 78701, (512) 542-8400; Vinson & Elkins L.L.P., 200 West 6th Street, Suite 2500, Austin, Texas (TX), 78701, (512) 542-8400

## Reporting persons
- Ben M. Brigham (CIK 0001079492): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 572,397; shared voting power 43,698,509; sole dispositive power 572,397; shared dispositive power 0; aggregate amount beneficially owned 44,325,294 (35.8% of the class)
  Comment: Row 7 and 9
  
  Reported shares of Common Stock are held directly by Mr. Brigham.
  
  Row 8 and 11
  
  Includes (a) 2,518,721 shares of Common Stock held directly by Anne and Bud Unvested, (b) 10,526,880 shares of Common Stock held directly by Anne and Bud Vested and (c) 1,564,346 shares of Common Stock held directly by Brigham Children's LP. Mr. Brigham is the manager of Anne and Bud Unvested, the manager of Anne and Bud Vested and the co-manager of BCFP GP, which is the general partner of Brigham Children's LP. Therefore, Mr. Brigham may be deemed to share the right to direct the voting or disposition of the shares directly held by Anne and Bud Unvested, Anne and Bud Vested and Brigham Children's LP. Mr. Brigham disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein. Additionally, as a result of the Amended and Restated Stockholders' Agreement (the "A&R Stockholders' Agreement") described in Item 5 below, Mr. Brigham may be deemed to have shared voting power with respect to an additional 29,088,562 shares of Common Stock with respect to the matters covered by the A&R Stockholders' Agreement.
  
  Row 13
  
  This calculation is based on a total of 123,982,170 shares of Common Stock outstanding as of October 30, 2025, as reported by the Issuer in the Quarterly Report.
- Anne and Bud Oil & Gas Unvested LLC (CIK 0001998753): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,518,721; sole dispositive power 0; shared dispositive power 2,518,721; aggregate amount beneficially owned 2,518,721 (2% of the class)
  Comment: Row 8, 10 and 11
  
  Reported shares of common stock of the Issuer, par value $0.01 per share ("Common Stock"), are held directly by Anne and Bud Oil & Gas Unvested LLC ("Anne and Bud Unvested"). Ben M. Brigham is the manager of Anne and Bud Unvested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Unvested.
  
  Row 13
  
  This calculation is based on a total of 123,982,170 shares of Common Stock outstanding as of October 30, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the "Quarterly Report"), filed with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 2025.
- Anne and Bud Oil & Gas Vested LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,526,880; sole dispositive power 0; shared dispositive power 10,526,880; aggregate amount beneficially owned 10,526,880 (8.5% of the class)
  Comment: Row 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Anne and Bud Oil & Gas Vested LLC ("Anne and Bud Vested"). Ben M. Brigham is the manager of Anne and Bud Vested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Vested.
  
  Row 13
  
  This calculation is based on a total of 123,982,170 shares of Common Stock outstanding as of October 30, 2025, as reported by the Issuer in the Quarterly Report.
- Brigham Children's Family LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,564,346; sole dispositive power 0; shared dispositive power 1,564,346; aggregate amount beneficially owned 1,564,346 (1.3% of the class)
  Comment: Row 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Brigham Children's Family LP ("Brigham Children's LP"). Mr. Brigham is the co-manager of BCFP GP, LLC ("BCFP GP"), which is the general partner of Brigham Children's LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children's LP.
  
  Row 13
  
  This calculation is based on a total of 123,982,170 shares of Common Stock outstanding as of October 30, 2025, as reported by the Issuer in the Quarterly Report.
- BCFP GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,564,346; sole dispositive power 0; shared dispositive power 1,564,346; aggregate amount beneficially owned 1,564,346 (1.3% of the class)
  Comment: Row 8, 10 and 11
  
  Reported shares of Common Stock are held directly by Brigham Children's LP. Mr. Brigham is the co-manager of BCFP GP, which is the general partner of Brigham Children's LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children's LP.
  
  Row 13
  
  This calculation is based on a total of 123,982,170 shares of Common Stock outstanding as of October 30, 2025, as reported by the Issuer in the Quarterly Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Atlas Energy Solutions Inc.
Address of issuer's principal executive offices: 5918 W. Courtyard Drive, Suite 500, Austin, Texas (TX), 78730
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission (the "SEC") on October 12, 2023 by and on behalf of Anne and Bud Oil & Gas Vested LLC ("Anne and Bud Vested"), Brigham Children's Family LP ("Brigham Children's LP"), BCFP GP, LLC ("BCFP GP") and Ben M. Brigham (each, a "Reporting Person") with respect to the Common Stock, par value $0.01 per share ("Common Stock"), of Atlas Energy Solutions Inc., a Delaware corporation (f/k/a New Atlas HoldCo Inc.) (the "Issuer"), Amendment No. 1 ("Amendment No. 1") thereto filed on October 26, 2023, Amendment No. 2 ("Amendment No. 2") thereto filed on November 1, 2023, Amendment No. 3 ("Amendment No. 3") thereto filed on February 5, 2025, and Amendment No. 4 thereto filed on December 29, 2025 ("Amendment No. 4") (as amended, the "Schedule 13D").

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby amended to insert the following as new final paragraph therein:

Based solely on a Schedule 13D/A and Form 4 filed by Gregory M. Shephard with the SEC on January 2, 2026, Mr. Shephard entered into a multi-tranche, prepaid variable share forward sale transaction on December 31, 2025, pursuant to a Stock Purchase Agreement (the "Agreement") among Mr. Shephard and UBS SECURITIES LLC and UBS FINANCIAL SERVICES INC., each as agents and UBS AG, STAMFORD BRANCH ("Buyer") relating to an aggregate of 532,500 shares of Common Stock and obligating Mr. Shephard to deliver to the Buyer up to an aggregate of 532,500 shares of Common Stock (or, at Mr. Shephard's election, under certain circumstances, an equivalent amount of cash) to settle each tranche of the Agreement. The transaction maturity dates are January 8-22, 2029, with each maturity date representing a tranche. Pursuant to a Pledge Agreement, Mr. Shephard pledged 532,500 shares of Common Stock (the "Pledged Shares") to secure his obligations under the Agreement, and retained voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if Mr. Shephard settles the Agreement in cash). Under the Agreement, on the first business day immediately following the maturity date for each tranche, Mr. Shephard agrees to deliver to Buyer a number of shares of unrestricted stock (or an equivalent amount of cash, if cash settled) equal to the product of (A) the number of shares in such tranche and (B) (i) if the closing price per share of Common Stock on the maturity date (the "Settlement Price") is less than $12.72 ("Cap Level") but greater than $8.14 ("Floor Level"), a ratio equal to the Floor Level divided by the Settlement Price, (ii) if the Settlement Price is equal to or greater than the Cap Level, a ratio equal to a fraction with a numerator equal to the sum of (1) the Floor Level and (2) the excess, if any, of the Settlement Price over the Cap Level, and a denominator equal to the Settlement Price, and (iii) if the Settlement Price is equal to or less than the Floor Level, one (1).

## Signatures
- Ben M. Brigham: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact (01/06/2026)
- Anne and Bud Oil & Gas Unvested LLC: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Manager (01/06/2026)
- Anne and Bud Oil & Gas Vested LLC: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Manager (01/06/2026)
- Brigham Children's Family LP: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Co-Manager (01/06/2026)
- BCFP GP, LLC: /s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact, Ben M. Brigham/Co-Manager (01/06/2026)